Exhibit 99.1

FOR FURTHER INFORMATION:
INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
SEPTEMBER 6, 2007
LJ INTERNATIONAL PROVIDES UPDATE
ON REVENUES, ENZO STORE OPENINGS DURING 2007
COMPANY EXPECTS REVENUES TO INCREASE OVER 30% FOR FIRST HALF OF
2007, DRIVEN BY AN APPROXIMATE 400% RISE AT ITS ENZO RETAIL DIVISION;
ENZO STORE COUNT HITS 69; Q406 EARNINGS GUIDANCE LIKELY TO BE
REVISED DUE TO POTENTIAL TAX PROVISION
HONG KONG and LOS ANGELES, September 6, 2007 — LJ International, Inc. (LJI) (NASDAQ: JADE), one of the leading jewelry companies in the world and, through its ENZO brand, the largest foreign jewelry retailer in China, today provided an update on revenues, store openings and other significant aspects of its business during 2007. Following are key highlights of the report, including expected revenues for the first two quarters of this year:
•	Total revenues for the Company, including retail and wholesale operations, are expected to rise approximately 25% year-over-year in the second quarter and over 30% in the first half of 2007.
•	Revenues at its ENZO retail division are expected to rise over 350% year-over-year in the second quarter and about 400% in the first half.
•	As of September 4, 2007, ENZO has 69 stores in operation.
•	The Company’s guidance for net income of $3.0 million in the fourth quarter of 2006 will likely be adversely impacted primarily due to a potential tax provision.
•	Revenues and net income figures for the fourth quarter of 2006 is delayed pending completion of its audit.
For the second quarter ended June 30, 2007, LJI expects its overall revenues to total $33 million, up approximately 25% from $26 million in the second quarter of 2006. For the first half ended June 30, 2007, revenues are expected to be approximately $67 million, up 30% from $51 million in the first half of 2006. For the first quarter ended March 31, 2007, LJI expects its overall revenues to total $34 million, up over 35% from $25 million in the first quarter of 2006.

ENZO Division Continues to Drive Growth
The expected increase in revenues is primarily being driven through the growing contributions from LJI’s ENZO Division. For the second quarter ended June 30, 2007, ENZO revenues are expected to total $10 million, up over 350% from $2.7 million in the second quarter of 2006. For the first quarter ended March 31, 2007, ENZO revenues are expected to total $9 million, up approximately 500% from $1.8 million in the first quarter of 2006. For the first half of 2007, ENZO revenues are expected to total $19 million, up over 400% from $4.4 million in the first half of 2006.
One of the key factors behind ENZO’s rapid growth has been the continued successful change in its product mix, in particular the launch of its higher-end jewelry, which it expects to brand under the “ENZO Signature” name. This ongoing change in product mix, which primarily consists of a significant increase in diamonds, rubies, sapphire, tourmaline, as well as other rare stones, represents one of the most important factors in ENZO’s business strategy of capturing both the affordable luxury market as well as the more affluent Chinese consumer base. The Company noted that since the majority of its ENZO Signature sales are not recorded at the store level, it is not appropriate to measure its retail stores’ performance based on traditional standards, including same-store-sales growth and average sales per square foot.
Wholesale Division Revenues Begin to Soften
The Company noted that its wholesale business is beginning to soften, primarily due to economic uncertainties in the United States. Revenues from LJI’s wholesale operations in the second quarter of 2007 are projected at approximately $23 million, compared to $23.6 million in the second quarter of 2006. For the first quarter ended March 31, 2007, revenues are expected to total $25 million, up approximately 10% from $22.8 million in the first quarter of 2006. For the first half of 2007, wholesale revenues are expected to total $48 million, compared to $46.4 million in the first half of 2006.
ENZO Opens 69th Retail Store in China
As of the date of this release, ENZO has 69 stores in operation; one of the most recent stores is a 1,000-square-foot store at The Venetian® Macau, a 3,000-room resort hotel being built by Las Vegas Sands Corp. (NYSE: LVS).
LJI Chairman and CEO Yu Chuan Yih commented, “ENZO’s growing contributions, primarily as a result of our continued changes in our product mix, clearly indicate that our growth strategy for China remains on-track. Its expansion is also helping us to diversify from any softening in our wholesale business. Although we cannot provide definitive figures for our net income and EPS data due to our pending audit, it is important to note that our top-line performance, particularly at ENZO, continues to meet our expectations,” concluded Mr. Yih.

Company Provides Status of Annual Audit and Nasdaq Listing
The Company has delayed the reporting of its net income and earnings-per-share for the first two quarters of 2007, as well as the fourth quarter of 2006, pending the completion of its annual audit that followed the appointment of a new independent accounting firm on June 1, 2007. In addition, LJI is expected to revise its earlier guidance for the fourth quarter of 2006 due to potential tax provisions that could have a material adverse impact on both its 2005 and 2006 revenues and earnings.
LJI also noted that it has appealed its potential delisting from the Nasdaq as a result of the delay in the filing of its Form 20-F for its fiscal year 2006. The Company will announce the result of its hearing with the Nasdaq Listings Qualification Panel as soon as it is informed of their decision.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Our discussion of the Company’s financial and operational historical and future results contain predictions, estimates, goals, and other forward-looking statements. Use of words like “estimate,” “projection,” “expect,” and similar expressions is intended to identify these statements. Any statements in this press release are not to be construed as official Company guidance but rather as its goals and targets. While these forward-looking statements represent our best current judgment on what the future holds, they are subject to risks and uncertainties that could cause the actual results to differ materially. In particular, the completion of our 2006 audit could negatively impact our financial results. By making these forward-looking statements, we undertake no obligation to update these statements for revisions or changes after the date of this presentation. In addition to the factors we will discuss later, important factors relating to our business are described in our most recent filings with the Securities and Exchange Commission.
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